
February 9, 2023

Tyler Danielson
Interim Chief Executive Officer
FOXO Technologies Inc.
729 N. Washington Ave., Suite 600
Minneapolis, MN 55401

> **Re: FOXO Technologies Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 30, 2023**
> **File No. 333-268980**

Dear Tyler Danielson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note your revised disclosure in response to comments 1 and 3. Please revise to disclose on the cover page and pages ii, 6 and 111 the price that the permitted transferees of the Sponsor paid for the securities being registered for resale (i.e., the shares of Class A Common Stock and the warrants to purchase shares of Class A Common Stock that they received from the Sponsor) or advise. Also please disclose the potential profit the selling securityholders (including the permitted transferees of the Sponsor) could earn based on the current trading price.

Cover Page

2.   We note your revised disclosure in response to comment 5 on pages 9 and 49, in the Risk Factor and MD&A sections, respectively, and we reissue the comment. To the extent that all or most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of your Class A Common Stock, please highlight on your prospectus cover page the significant negative impact sales of shares on this registration statement could have on the public trading price of your Class A Common Stock.

Prospectus Summary
Recent Developments, page 4

3.   We note your revised disclosure in response to comment 2. Please expand your disclosure on page 4 to describe the business activities or segments that you will retain assuming the sale of FOXO Life Insurance is completed.

Risk Factors
Sales of a substantial number of our securities in the public market by the Selling Securityholders..., page 9

4.   We note your added risk factor disclosure on page 9 in response to comment 6. Please expand this risk factor to disclose the percentage that the securities being registered for resale currently represent of the total number of your shares outstanding. Additionally, disclose the purchase price of the securities being registered paid by the permitted transferees of the Sponsor, or advise. Noting your disclosure in the third paragraph of this risk factor, please identify the section and page number in the prospectus where differences in the purchase prices paid by the selling securityholders (including the permitted transferees of the Sponsor) and public securityholders is described.

There is no guarantee that the exercise price of our Warrants will ever be less than the trading price of our Common Stock..., page 13

5.   We note your added risk factor disclosure on page 13 in response to comment 8 that you may lower the exercise price of the Public Warrants and the Private Warrants in accordance with Section 9.8 of the Warrant Agreement. Please revise the prospectus cover page to also disclose that you may lower the exercise price of the Public Warrants and the Private Warrants and provide similar disclosure in the prospectus summary, MD&A and use of proceeds sections. Also please provide appropriate cross-references to your disclosure in the section headed "Description of Securities of the Company - Warrants" to accompany this added disclosure.

Description of Securities of the Company
Warrants, page 104

6.   Please revise this section of your filing to disclose whether you have any current plans or intentions to lower the exercise price of the Public Warrants and the Private Warrants in accordance with Section 9.8 of the Warrant Agreement, as referenced on page 13. Also please revise to disclose the material terms of this provision, including, without limitation:
- the circumstances under which you would lower the exercise price and the purpose thereof;
- how and when the exercise price of each warrant may be adjusted; and
- whether you can lower the exercise price for some but not all warrants.

Please contact David Gessert at (202) 551-2326 or David Lin at (202) 551-3552 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance